SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2017

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a.

Summary of FY2017 3Q Business Report

On November 14, 2017, Shinhan Financial Group (“SFG”) filed its FY2017 3Q Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2010 through 2017

•	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank

•	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

•	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG

•	Jul. 2015 : Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG

•	Oct. 2015 : Banco Shinhan de Mexico became an indirect subsidiary of SFG

•	Nov. 2015 : PT Bank Shinhan Indonesia became an indirect subsidiary of SFG

•	Dec. 2015 : PT. Shinhan Indo Finance became an indirect subsidiary of SFG

•	Dec. 2015 : PT Centratama Nasional Bank became an indirect subsidiary of SFG

•	Mar. 2016 : Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG

•	Jul. 2016 : PT Shinhan Securities Indonesia became an indirect subsidiary of SFG

•	Dec. 2016 : Launched new integrated PT Bank Shinhan Indonesia

Principal Subsidiaries under Korean Law (as of Sep. 30, 2017)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.
On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.
3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings

Indirect subsidiaries held through direct subsidiaries (as of Sep. 30, 2017)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	100.0%
	PT Bank Shinhan Indonesia	99.0%

Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%

Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF1)	8.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Securities Indonesia	99.0%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

	Shinhan NPS Private Equity Fund 1st 3)	5.0%
Shinhan Private Equity	Shinhan Private Equity Fund 2nd 4)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 5)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
2)	Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.
3)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
4)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
5)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of Sep. 30, 2017)

Types of Shares	Number of Shares
Common Shares	474,199,587

Total	474,199,587

2. Business Results

Operation Results

				(KRW billion)
	2017 3Q (Jan. 1 ~ Sep. 30)	2016 3Q (Jan. 1 ~ Sep. 30)	FY2016 (Jan. 1 ~ Dec. 31)	FY2015 (Jan. 1 ~ Dec. 31)
Operating income	3,493.2	2,482.5	3,108.6	2,973.1
Equity method income	19.5	5.9	10.0	21.0
Other non-operating income	63.1	48.4	51.8	146.5
Profit before income taxes	3,575.7	2,536.8	3,170.5	3,140.6
Income tax expense	838.1	326.3	345.6	694.6

Consolidated net income	2,737.6	2,210.5	2,824.9	2,446.0
Net income attributable to equity holders of the Group	2,706.4	2,162.7	2,774.8	2,367.2
Net income attributable to non-controlling interest	31.2	47.8	50.1	78.8

Notes :

•	Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		2017 3Q				FY2016				FY2015
		Jan. 1 ~ Sep. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
	Deposits	239,441.2	58.2	1,826.1	1.02	226,966.8	58.7	2,586.7	1.14	203,910.5	57.3	2,861.0	1.40
	Borrowings	17,434.8	4.2	154.8	1.19	15,047.2	3.9	176.4	1.17	13,492.9	3.8	150.7	1.12
	Debt Securities Issued	46,658.0	11.3	802.0	2.30	42,790.8	11.1	1,085.8	2.54	39,334.8	11.0	1,183.8	3.01
Source	Other Liabilities	75,048.5	18.4	—	—	70,504.9	18.2	—	—	68,378.1	19.2	—	—

	Total Liabilities	378,582.5	92.0	—	—	355,309.7	91.9	—	—	325,116.3	91.3	—	—

	Total Stockholder’s Equity	32,512.5	7.9	—	—	31,499.5	8.1	—	—	31,063.1	8.7	—	—

	Total Liabilities & SE	411,095.0	100.0	—	—	386,809.3	100.0	—	—	356,179.4	100.0	—	—

	Cash & Due from Banks	21,297.3	5.2	127.3	0.80	20,933.1	5.4	185.5	0.89	21,993.4	6.2	225.6	1.03
	Loans	263,852.8	64.2	7,128.3	3.61	252,132.2	65.2	9,244.0	3.67	231,889.2	65.1	9,031.6	3.89
	Loans in KRW	205,148.5	49.9	5,022.0	3.27	197,841.4	51.2	6,541.9	3.31	180,410.1	50.7	6,479.5	3.59
	Loans in Foreign Currency	16,627.4	4.0	422.8	3.40	14,936.7	3.9	482.2	3.23	13,528.2	3.8	415.0	3.07
Use	Credit Card Accounts	19,780.9	4.8	1,254.5	8.48	18,804.3	4.9	1,708.5	9.09	17,819.5	5.0	1,635.3	9.18
	Others	22,296.0	5.5	429.1	2.57	20,549.8	5.3	511.4	2.49	20,131.5	5.7	501.9	2.49
	AFS Financial Assets	33,690.6	8.2	470.6	1.87	30,308.9	7.8	612.1	2.02	26,830.0	7.5	654.4	2.44
	HTM Financial Assets	21,501.8	5.2	476.5	2.96	17,409.7	4.5	561.8	3.23	14,961.0	4.2	539.0	3.60
	Other Assets	70,752.5	17.2	—	—	66,025.3	17.1	—	—	60,505.8	17.0	—	—

	Total Assets	411,095.0	100.0	—	—	386,809.3	100.0	—	—	356,179.4	100.0	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

*	The main serial financial figures and indices for Sep. 30, 2017 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion	)
	Sep. 30, 2017 (e)	Dec. 31, 2016	Dec. 31, 2015
Aggregate Amount of Equity Capital (A)	31,472,2	29,786.5	27,216.4
Risk-Weighted Assets (B)	207,440.1	198,642.6	203,274.5
BIS Ratio (A/B)	15.17%	15.00%	13.39%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries) (%)

				(%)
Subsidiary	Capital Adequacy Ratio	Sep. 30, 2017 (e)	Dec. 31, 2016	Dec. 31, 2015
Shinhan Bank	BIS Capital Adequacy Ratio	16.1	15.7	14.8
Shinhan Card	Adjusted Equity Capital Ratio	24.2	26.2	28.9
Shinhan Investment Corp.	Net Capital Ratio	867.5	892.0	387.2
Shinhan Life Insurance	Risk Based Capital Ratio	181.5	178.3	204.2
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	152.4	148.6	157.3
	Minimum Capital Requirement (KRW billion)	23.8	24.0	23.2
Shinhan Capital	Adjusted Equity Capital Ratio	13.8	14.9	16.8
Jeju Bank	BIS Capital Adequacy Ratio	14.5	12.8	12.6
Shinhan Savings Bank	BIS Capital Adequacy Ratio	14.6	14.9	16.3

Notes :

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Sep. 30, 2017			Dec. 31, 2016			Dec. 31, 2015
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	531.6	134.4	395.5	198.8	134.8	147.5	624.1	216.0	288.9
Shinhan Card	16,080.7	4,574.0	351.6	14,722.9	4,069.1	361.8	14,588.0	3,845.4	379.4
Shinhan Investment Corp.	14,786.9	10,033.6	147.4	12,472.3	8,227.4	151.6	11,546.7	6,525.0	177.0
Shinhan Life Insurance	892.3	540.2	165.2	915.8	502.0	182.4	1,189.5	486.7	244.4
Shinhan Capital	733.6	629.5	116.5	684.5	521.2	131.3	784.7	355.4	220.8
Shinhan Savings Bank	253.0	204.1	123.9	169.8	138.7	122.4	144.2	103.1	139.9

Notes :

•	Shinhan Financial Group: Due within 1 month

•	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

•	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

•	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Sep. 30, 2017			Dec. 31, 2016			Dec. 31, 2015
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	44,384.8	46,052.5	96.4	35,961.9	37,257.5	96.7	37,421.5	38,253.3	97.8
Jeju Bank	536.5	469.4	114.7	563.2	401.9	142.6	546.3	352.0	155.2

* The “High quality liquid assets” and “Net cash outflows” are the arithmetic mean of the ending balance of every day.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Sep. 30, 2017			Dec. 31, 2016			Dec. 31, 2015
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	52,096.0	46,811.0	111.3	39,631.1	35,968.5	110.2	31,925.0	27,205.6	117.4
Shinhan Investment Corp.	7,931.2	6,915.6	114.7	5,635.3	5,073.4	111.1	1,875.7	1,793.8	104.6
Shinhan Capital	93.0	0.3	30,573.9	80.3	1.1	7,333.0	83.1	73.4	113.2
Jeju Bank	20.4	14.0	145.5	13.3	10.7	124.7	15.2	9.7	156.3

Notes :

•	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.

•	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.

•	Shinhan Financial Group figures are based on the separate basis.

3) Asset Quality

SFG Consolidated Basis

	(KRW billion)
	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2015
Total Loans	271,951.3	259,772.6	246,487.6
Substandard & Below	1,742.1	1,927.6	2,171.6
Substandard & Below Ratio	0.64%	0.74%	0.88%
Non-Performing Loans	1,460.1	1,595.8	1,691.5
NPL Ratio	0.54%	0.61%	0.69%
Substandard & Below Coverage Ratio	127.40%	125.99%	191.22%
Loan Loss Allowance	2,219.5	2,428.7	4,152.5	1)
Substandard & Below Loans	1,742.1	1,927.6	2,171.6

1)	Including reserve for credit losses

Separate Basis

									(	%)
	Sep. 30, 2017			Dec. 31, 2016			Dec. 31, 2015
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	0.57	0.49	104	0.65	0.56	96	0.80	0.61	173
Shinhan Card	1.12	0.72	226	1.16	0.76	271	1.24	0.81	355
Shinhan Investment Corp.	0.09	0.09	470	0.10	0.10	413	0.15	0.15	485
Shinhan Life Insurance	0.07	0.06	336	0.09	0.08	335	0.09	0.09	927
Shinhan Capital	1.36	1.61	124	2.61	2.93	94	3.06	3.58	86
Jeju Bank	1.17	1.12	27	1.24	0.93	35	0.87	0.50	141
Shinhan Savings Bank	4.37	3.16	61	5.42	3.45	53	6.51	5.37	58

1)	Including reserve for credit losses

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

	(KRW billion)
	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2015
Debt	7,668.1	6,977.7	6,894.5
Equity	20,243.2	20,217.9	20,781.0
Debt to Equity Ratio	37.88%	34.51%	33.18%

Twenty Largest Exposures by Borrower

				(KRW billion)
As of Sep. 30, 2017 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0.0	—	14,561.4	—	—	14,561.4
Bank of Korea	170.0	—	5,654.2	0.1	—	5,824.2
Korea Development Bank	465.3	—	5,080.3	—	—	5,545.6
Korea Housing Finance Corporation	0.0	—	5,015.5	—	—	5,015.5
Industrial Bank of Korea	652.1	149.1	2,165.4	0.5	—	2,967.0
Export-Import Bank of Korea	—	—	2,374.7	58.0	—	2,432.6
Korea Deposit Insurance Corporation	—	—	2,350.0	—	—	2,350.0
Korea Securities Finance Corporation	995.0	—	1,313.8	—	—	2,308.8
Samsung Electronics Co., Ltd.	—	2,165.4	25.7	—	0.0	2,191.1
NongHyup Bank	1,567.6	7.5	592.5	2.4	—	2,170.0
Korea Land & Housing Corporation	—	—	1,367.7	—	—	1,367.7
Kookmin Bank	477.1	114.7	689.7	0.6	—	1,281.9
Woori Bank	90.6	154.3	1,009.2	0.1	—	1,254.2
Hana Bank	138.8	289.9	580.8	2.9	—	1,012.4
Small & medium Business Corporation	0.0	—	873.3	—	—	873.3
Korea Investment & Securities Co., Ltd.	651.2	—	170.0	—	—	821.2
LG Electronics Inc.	71.3	60.8	206.2	445.0	—	783.4
Hotel Lotte Co., Ltd.	160.0	321.1	10.0	196.0	0.0	687.1
Hyundai Motor Company	58.7	525.4	40.0	26.1	0.1	650.2
Korea Student Aid Foundation	—	—	622.8	—	—	622.8

Total	5,497.6	3,788.1	44,703.0	731.6	0.1	54,720.3

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

				(KRW billion)
As of Sep. 30, 2017 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	409.0	2,710.4	1,075.6	833.9	0.0	5,028.9
Hyundai Motors	1,031.7	2,053.8	986.1	364.5	0.2	4,436.4
Lotte	379.8	789.9	978.0	482.9	0.2	2,630.8
SK	603.5	262.9	637.6	451.6	0.0	1,955.6
LG	393.8	197.1	421.0	601.5	0.0	1,613.4
Hyundai Heavy Industries	178.4	161.5	385.9	887.1	—	1,612.9
Hanwha	477.5	244.6	554.5	308.6	0.0	1,585.2
LS	127.8	426.3	239.3	599.1	—	1,392.5
GS	345.0	100.0	366.6	133.5	0.0	945.1
Hyosung	152.5	426.8	75.0	151.3	0.0	805.6

Total	4,098.9	7,373.1	5,719.7	4,814.2	0.4	22,006.4

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

	(KRW billion)
As of Sep. 30, 2017 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	77,370.8	20.4%
Manufacturing	46,413.6	12.2%
Retail and wholesale	17,633.5	4.6%
Real Estate, leasing and service	24,717.6	6.5%
Construction	4,039.4	1.1%
Hotel and Restaurant	5,284.4	1.4%
Others	64,335.5	16.9%
Consumers	140,244.4	36.9%

Total	380,039.2	100.0%

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

	(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Manufacture of Cold Rolled, Drawn and Extruded Iron or Steel Products	113.2	113.2	32.3
B	Manufacture of Distilling Machinery, Heat exchange unit and Gas Generators	81.0	81.0	54.6
C	Manufacture of Plastic Products for Fabricating of Machine	56.8	56.8	42.0
D	Manufacture of Sections for Ships	40.6	38.3	25.8
E	Building of Steel Ships	35.8	35.8	11.5
F	Other Civil Engineering Construction	29.9	29.9	20.5
G	Building of Steel Ships	24.6	24.6	12.0
H	Manufacture of Sections for Ships	25.9	24.4	0.0
I	Building of Steel Ships	22.9	22.9	0.8
J	Construction of Highways, Streets and Roads	17.4	17.4	12.3
K	Apartment Building Construction	16.7	16.7	1.8
L	Apartment Building Construction	17.6	16.6	15.0
M	Golf Course Operation	14.2	14.2	0.0
N	Wholesale of Non-Specialized Goods	12.1	12.1	11.4
O	Manufacture of Sections for Ships	11.4	11.4	3.4
P	Golf Course Operation	11.4	11.4	0.0
Q	Manufacture of Other Smelting, Refining and Alloys of Non-ferrous Metals	9.2	9.2	3.3
R	Development and Subdividing of Other Real Estate	8.2	8.2	0.0
S	Wastewater Treatment Services	7.7	7.7	3.7
T	Wedding Chapel Services	7.4	7.4	0.0

	Total	564.0	559.2	250.4

Notes :

•	Consolidated basis as of Sep. 30, 2017.

•	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	2017 3Q	FY2016	FY2015
Audit Opinion	—	Unqualified	Unqualified

* For the third quarter of 2017, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2017	KPMG Samjong Accounting Corp.	626 (annualized basis)	Review/Audit of Financial Statements	3,768 Hours
	KPMG Samjong Accounting Corp.	78 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	408 Hours
FY2016	KPMG Samjong Accounting Corp.	581 (annualized basis)	Review/Audit of Financial Statements	7,512 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	807 Hours
FY2015	KPMG Samjong Accounting Corp.	561 (annualized basis)	Review/Audit of Financial Statements	8,236 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	895 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2015	282 hours

1)	Excluding value-added taxes.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,430 million(excluding value-added taxes) for FY2017.

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Sep. 30, 2017

Name	No. of Common Shares owned2)	Ownership%
National Pension Service	45,269,850	9.55%
BlackRock Fund Advisors3)	24,320,723	5.13%

1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	Based on the results of shareholder registry closing as of December 31, 2016
3)	Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Oct. 20, 2016.

Share ownership of Employee Stock Ownership Association

			(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2017)	Increase	Decrease	Ending Balance (Sep. 30, 2017)	Ownership% (Sep. 30, 2017)
Employee Stock Ownership	22,310,764	2,366,996	2,371,330	22,306,430	—
ESOA account	88,320	41,775	25,621	104,474	—

Total	22,399,084	2,408,771	2,396,951	22,410,904	4.73%

Common Share Traded on the Korea Exchange

					(KRW, number of shares)
		Apr. 2017	May. 2017	Jun. 2017	Jul. 2017	Aug. 2017	Sep. 2017
Price per share	High	48,900	50,800	50,700	53,200	55,400	51,700
	Low	45,600	48,150	48,450	48,900	51,600	48,000
	Avg.	47,200	49,392	49,567	50,671	53,277	50,114
Trading Volume		15,982,095	20,318,010	19,994,728	20,212,738	18,024,052	20,132,865
Highest Daily Trading Volume		1,314,224	2,329,091	1,404,702	2,426,599	1,350,593	1,992,199
Lowest Daily Trading Volume		369,293	543,818	437,819	503,554	393,748	443,303

American Depositary Receipts traded on the New York Stock Exchange

					(USD, number of shares)
		Apr. 2017	May. 2017	Jun. 2017	Jul. 2017	Aug. 2017	Sep. 2017
Price per share	High	43.06	45.35	45.1	47.63	48.76	46.32
	Low	40.2	41.79	42.66	42.5	45.52	42.59
	Avg.	41.57	43.83	43.99	44.98	46.97	44.09
Trading Volume		1,457,502	1,862,440	2,066,088	1,740,216	1,718,672	1,714,260
Highest Daily Trading Volume		109,599	196,431	227,522	159,928	158,601	195,481
Lowest Daily Trading Volume		54,358	28,081	52,780	37,466	35,920	41,549

Note) 1 ADR = 1 Common Shares

5. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Sep. 30, 2017)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957

-   Chairman of Shinhan Financial Group

-   Board Steering Committee Chair

-   Corporate Governance & CEO Recommendation Committee member

-   Outside Director Recommendation Committee member

-   Corporate Social Responsibility Committee member

3 years starting from March 23, 2017

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

7 outside directors were appointed as board of directors at the 16th Annual General Meeting of Shareholders on March 23, 2017, of which 5 directors renewed their terms and 2 directors were newly appointed.

Our non-executive directors are as follows:

(As of Sep. 30, 2017)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Wi Sung-ho	June 1958	X	-	2 years starting from March 23, 2017
Park Ansoon	January 1945	O	Corporate Social Responsibility Committee member Outside Director Recommendation Committee member	2 years starting from March 23, 2017
Park Cheul	April 1946	O	Chairman of Board of Directors Outside Director Recommendation Committee Chair Risk Management Committee member Board Steering Committee member	3 years starting from March 25, 2015
Lee Manwoo	November 1954	O	Audit Committee Chair Corporate Social Responsibility Committee member Board Steering Committee member	4 years starting from March 26, 2014
Lee Sang-kyung	September 1945	O	Corporate Governance & CEO Recommendation Committee member Audit Committee member Remuneration Committee member Outside Director Recommendation Committee member	6 years starting from March 29, 2012
Lee Steven Sung-ryang	August 1955	O	Remuneration Committee Chair Audit Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 24, 2016
Lee Jung-il	August 1952	O	Corporate Governance & CEO Recommendation Committee member	2 years starting from March 24, 2016
Lee Heun-ya	September 1959	O	Risk Management Committee member Board Steering Committee member Outside Director Recommendation Committee member	2 years starting from March 24, 2016
Joo Jaeseong	January 1956	O	Risk Management Committee Chair Corporate Social Responsibility Committee Chair Board Steering Committee member	2 years starting from March 23, 2017
Yuki Hirakawa	October 1960	O	Corporate Social Responsibility Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 25, 2015
Philippe Avril	April 1960	O	Risk Management Committee member Remuneration Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 25, 2015

*	Audit Committee Member Recommendation Committee consists of all the outside directors.

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Sep. 30, 2017)
Name	Month and Year of Birth	Position	In charge of
Lee Dong-hwan	September 1959	Deputy President	- Group & Global Investment Banking Business Department
Yim Bo-hyuk	March 1961	Deputy President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - Human Resource Team - Accounting Team - Corporate Culture Development Team

Heo Young-taeg	August 1961	Deputy President	- Global Business Planning Office

Woo Young-woong	March 1960	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Global Business & Capital Market Team - Future Strategy Research Institute - Digital Strategy Team

Jin Okdong	February 1961	Deputy President	- One Shinhan Strategy Team - Public Relations Team - Management Support Team - CSR Team - Platform Marketing Team

Lee Chang-goo	January 1961	Executive Vice President	- Wealth Management Planning Office

Park Woo-gyun	March 1959	Executive Director & Compliance Officer	- Compliance Team

Kim Im-geun	July 1963	Executive Director & Chief Risk Officer	- Risk Management Team - Risk Model Validation Team - Credit Review Team

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

			(As of Sep. 30, 2017)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	12(10)	3,500	—

Note) Represents the aggregate amount for all directors(including outside directors). Excludes long-term incentives.

2) Total Amount Paid

				(As of Sep. 30, 2017)
	Total number of Persons	Total Compensation (KRW millions)	Average Compensation per person (KRW millions)	Notes
Registered Directors	2	1,026	446	Excluding outside directors
Outside Directors	7	312	47	Excluding Audit committee members
Audit committee members or internal auditor	3	162	54

Total	12	1,500	125

Notes :

•	Represents the total number of applicable persons as of Sep. 30, 2017.

•	Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is W500 million or greater.

Stock Options

			(As of Sep. 30, 2017)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B –C)	Exercise Price (KRW)
Granted in 2005	102,389	99,889	—	2,500	28,006
Granted in 2006	108,356	105,856	—	2,500	38,829
Granted in 2007	58,764	—	—	58,764	54,560
Granted in 2008	60,753	—	15,125	45,628	49,053

Total	330,262	205,745	15,125	109,392	—

Notes :

•	The weighted-average exercise price of outstanding exercisable options as of Sep. 30, 2017 is KRW 51,297.

•	The closing price of our common stock was KRW 50,300 on Sep. 30, 2017.

•	As of Sep. 30, 2017, the exercise of 9,466 options granted in 2008 is temporarily suspended.

Employees

			(As of Sep. 30, 2017)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2017 (KRW million)	Average Payment per person (KRW million)
Male	121	2 yrs 7 mths (13 yrs 5 mths) 1)	10,012	82
Female	22	5 yrs 6 mths (9 yrs 3 mths) 1)	1,240	56

Total	143	3 yrs 0 mths (12 yrs 9 mths) 1)	11,252	78

1)	Average length of service including service within group subsidiaries

6. Related Party Transactions

Loans to Subsidiaries

							(KRW billion)
Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2017)	Decrease	Increase	Ending Balance (Sep. 30, 2017)
Shinhan Card	Loans in KRW	2012-03-14	2017-03-14	4.12%	150	150	—	—
	Loans in KRW	2016-01-26	2021-01-26	1.98%	150	—	—	150
	Loans in KRW	2016-02-24	2021-02-24	1.84%	150	—	—	150
	Loans in KRW	2017-03-22	2022-03-22	2.22%	—	—	150	150
	Loans in KRW	2017-04-20	2022-04-20	2.21%	—	—	100	100
	Loans in KRW	2017-05-12	2022-05-12	2.35%	—	—	50	50
Shinhan Capital	Loans in KRW	2012-03-14	2017-03-14	4.12%	50	50	—	—
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50	—	—	50
	Loans in KRW	2013-01-18	2018-01-18	3.18%	50	—	—	50
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80	—	—	80
	Loans in KRW	2014-01-27	2019-01-27	3.60%	50	—	—	50
	Loans in KRW	2016-03-16	2021-03-16	1.90%	50	—	—	50
	Loans in KRW	2016-04-27	2019-04-27	1.63%	100	—	—	100
	Loans in KRW	2017-03-22	2022-03-22	2.22%	—	—	50	50
	Loans in KRW	2017-04-20	2022-04-20	2.21%	—	—	50	50
	Loans in KRW	2017-05-12	2022-05-12	2.35%	—	—	50	50
	Loans in KRW	2017-08-24	2022-08-24	2.37%	—	—	50	50
Shinhan Private Equity	Loans in KRW	2016-11-23	2017-11-22	1.95%	5	—	—	5
Shinhan Savings Bank	Loans in KRW	2016-06-17	2021-06-17	1.61%	50	—	—	50
	Loans in KRW	2017-06-23	2022-06-23	2.27%	—	—	50	50

Total					935	200	550	1,285

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of September 30, 2017

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Yim Bo-hyuk
Name: Yim Bo-hyuk
Title: Chief Financial Officer

Date: November 14, 2017